

April 2, 2012

Via E-mail

Theresa K. Lee, Esq.
Senior Vice President, Chief Legal and Administrative Officer
Eastman Chemical Company
P.O. Box 431
Kingsport, TN 37662

      Re: **Eastman Chemical Company**
             Registration Statement on Form S-4
             Filed March 7, 2012
             File No. 333-179975
             Form 10-K for Fiscal Year Ended December 31, 2011
             Filed February 22, 2012
             File No. 001-12626

Dear Ms. Lee:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Proxy Statement/Prospectus Cover Page

1. Please disclose the aggregate amount of securities that will be issued by Eastman Chemical Company in connection with the merger. Please refer to Item 501(b)(2) of Regulation S-K.

Unaudited Pro Forma Condensed Combined Financial Information, page 36

Unaudited Pro Forma Condensed Combined Statement of Earnings, page 38

2. Please revise the line item, earnings from continuing operations, to clarify that it excludes non-recurring items here and throughout your filing. Please refer to Rule 11-02(b)(5) of Regulation S-X for guidance.

Note 2. Basis of Pro Forma Presentation, page 40

3. We note your disclosures related to identifying the differences between your accounting policies and Solutia's accounting policies. Although we understand that the process you undertook may not have been as comprehensive as will be required when you include Solutia into your consolidated financial statements, it is not clear to us how or why your process would not be expected to at least identify all material adjustments. In this regard, we note your statement that further review of Solutia's accounting policies and financial statements following completion of the merger may result in a material impact to your consolidated financial statements. Please revise your disclosures to provide a better understanding of the procedures you undertook to identify materially differing accounting policies. Please also explain what additional procedures you will perform and why such procedures were not performed for purposes of preparing the pro forma financial statements.

Note 3. Estimate of Consideration Expected to be Transferred, page 41

4. Please include disclosures regarding Solutia's Rights Plan and the impact on the consideration expected to be transferred.

5. We note that the purchase price allocation is preliminary. Please provide an explanation of the procedures you undertook to estimate the fair value of the assets and liabilities to be acquired. Please discuss how you have considered market participant assumptions in your estimate of fair value allocations. Please also disclose the additional procedures you will perform to finalize the purchase price allocation. Finally, provide summarized disclosures that quantify the potential impact of changes in the preliminary purchase price allocations on the pro forma financial statements.

6. Please discuss the nature of the property, plant and equipment and the underlying reasons for the fair value adjustment.

7. Please include a more specific discussion of the underlying nature of the acquired intangible assets.

8. Please include a discussion of the underlying factors that are expected to lead to goodwill being recognized in the acquisition.

9. Please separately present the fair value of probable loss contingencies you considered when preparing the purchase price allocation. Please provide an explanation for material differences between your estimate and Solutia's estimate of the probable loss.

Note 4. Adjustments to Unaudited Pro Forma Condensed Combined Financial Statements, page 43

10. Please provide a summarized tabular disclosure of all the non-recurring items you excluded from the pro forma income statements. Please refer to Rule 11-02(b)(5) of Regulation S-X for guidance.

11. Please revise all of your footnotes to include a tabular presentation of the components that sum to the net adjustment presented on the face of the pro forma financial statements, for those adjustments that include multiple components. Please also show precisely how you calculated each adjustment amount and/or each component of the net adjustment amount. This enhanced disclosure should include a discussion of any significant assumptions and estimates to arrive at the amount, including a sensitivity analysis for any of those adjustments that include preliminary estimates. Finally, please ensure your explanation for each of the adjustments related to the purchase price allocation clearly links the changes between Solutia's carrying value and the estimated fair value. Examples of where you should provide these additional disclosures include the following:

   - Depreciation expense for property, plant and equipment
   - Amortization costs for definite lived intangible assets
   - Income tax expense
   - Deferred tax assets and liabilities

   Refer to Rule 11-02(b)(6) of Regulation S-X for guidance.

12. Please explain how you estimated the useful lives for the acquired property, plant and equipment and definite lived intangible assets by category.

13. Please explain how you determined the weighted average interest rate of 3% for the $3.5 billion of indebtedness. Refer to Rule 11-02(b)(6) of Regulation S-X for guidance.

14. Please explain why you are using Solutia's blended rate of 27% for Solutia's operating expenses. To the extent that you continue to believe the use of a 27% tax rate is appropriate, please provide your calculation of the blended rate. Please refer to Instruction 7 to Rule 11-02 of Regulation S-X for guidance.

15. Please provide a more comprehensive discussion regarding your expected use of Solutia's approximately $1.5 billion of net operating loss carryforwards, in which you are anticipating using half over the next three years on an accelerated basis with all net operating loss

carryforwards being used within 15 years. In this regard, changes in control typically limits the amount of net operating loss carryforwards that can be utilized each year.

Note 5. Accounting Methodology Change for Pension and Other Postretirement Benefit Plans, page 47

16. Please revise your disclosure to provide your calculation of the impact to operating earnings, earnings from continuing operations before and after tax, and per diluted share for the change in accounting principle related to your pension and OPEB plans and the presentation of pension and OPEB costs for inactive employees. Please refer to your Form 8-K filed on March 7, 2012.

The Merger, page 60

Background of the Merger, page 63

17. On page 75 you disclose that during the January 23, 2012 meeting, the Solutia board of directors received presentations from two consulting firms. With a view towards disclosure, please tell us whether the consulting firm presentations were materially related to the transaction. Please note that if a report, opinion or appraisal materially related to the transaction, has been received from an outside party and referred to in the prospectus, your disclosure must provide the information required by Item 1015(b) of Regulation M-A with respect to such report, opinion or appraisal. In addition, any written materials contained or used in the report, opinion or appraisal, as well as the consent of the outside party, must be filed as exhibits to the Form S-4. Please Refer to Items 4(b) and 21(c) of Form S-4. We may have additional comments following the review of your response.

Opinions of Financial Advisors, page 84

18. Please revise your disclosure to provide a complete quantitative description of the fees received by, or to be received by, Deutsche Bank and Moelis, for services provided to Solutia and its affiliates in the past two years. Please refer to Item 4(b) of Form S-4 and Item 1015(b)(4) of Regulation M-A.

Certain Unaudited Eastman Forecasts and Other Information, page 103

Possible Benefits of the Merger, page 105

19. Please expand your discussion to disclose the basis for Eastman Chemical's expectation that the merger could result in annual cost savings of up to $100 million, as well as to provide context to these estimated cost savings and potential revenue synergies. In this regard, we note that on your earnings call for the fourth quarter of 2011 you discuss various aspects of your business where you see potential for synergies, such as cost synergies in the purchase of raw materials and tax savings, and revenue synergies related to Solutia's Crystex and

Santoflex product lines. Similarly expand your "Participation in Potential Upside Through Stock Portion of Merger Consideration" disclosure on page 78 to discuss the factual basis for Solutia's board's beliefs that the combined company has the potential to realize significant cost savings, revenue synergies and other benefits from the merger.

The Merger Agreement, page 127

20. We note your disclaimer here and on the first page of Annex A stating that the representations and warranties in the merger agreement "may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC . . ." Please remove this disclaimer or revise it to remove any suggestion that the merger agreement, including the representations and warranties in the agreement, do not constitute public disclosure under the federal securities laws.

Undertakings

21. Please include the undertaking in Item 512(a)(6) of Regulation S-K.

Eastman Chemical Form 10-K for the Fiscal Year Ended December 31, 2011

General

22. Where a comment asks you to include disclosure in future filings, please do so beginning with your March 31, 2012 Form 10-Q.

23. Your "Company Data" within EDGAR does not reflect your current fiscal year end of December 31st. It currently shows a fiscal year end of May 5th. Please revise your information within Edgar accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

Results of Operations, page 41

Summary by Operating Segment, page 46

24. We note that in your year over year discussion for each of your segments you provide a breakdown of the effect of volume, price, product mix and exchange rate, as well as a general description of the factors that resulted in the changes to your line items. However, your discussion does not quantify such factors and in certain cases does not provide an adequate description of the underlying reasons for such changes. For example, when discussing the reasons for the increase in sales for your PCI segment, you do not quantify the effect that each of the underlying factors disclosed had in driving the increase. Further, we note that your MD&A disclosure does not address how the industry-wide destocking affected your

results of operations, including its impact on your Specialty Plastics segment which you discussed in your earnings call for the fourth quarter of 2011. Finally, given the notable impact of raw material and energy prices on your overall financial results, this section should provide a comprehensive qualitative and quantitative discussion of how the changes in such costs impacted your operating profits. Please revise your Management's Discussion and Analysis in your future filings to provide the requisite analysis. Please provide us with draft disclosure showing how you will present this analysis. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Critical Accounting Estimates, page 35
Impairment of Long-Lived Assets, page 35

25. In future filings, please expand upon the disclosures provided for your assessment of goodwill for impairment, as goodwill is 21.7% of total stockholders' equity as of December 31, 2011. Further, it appears as though the acquisition of Solutia may result in a substantial increase to goodwill. If you have determined that estimated fair values substantially exceed carrying values for any and/or all of your reporting units, please disclose that determination. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying values, and goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results or total stockholders' equity, please provide the following disclosures for each of these reporting units:

- The percentage by which fair value exceeds carrying value as of the most-recent step-one test.
- The amount of goodwill allocated to the reporting unit.
- A description of the assumptions that drive the estimated fair value that is specific to the reporting unit.
- A discussion of any uncertainties associated with the key assumptions used to estimate the reporting unit's fair value. For example, to the extent that you have included assumptions in your fair value model that deviate from your historical results, please include a discussion of these assumptions.
- A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.
- Any other material and useful information you gather and analyze regarding the risks of recoverability of your goodwill.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Pension and Other Post-employment Benefits, page 36

26. In future filings, please revise your statement on page 36 regarding the discount rates and expected return on plan assets assumed. It is unclear whether you are referring to the

Sterling Chemicals, Inc. U.S. pension plans or your pension plans as a whole. Further, the percentages disclosed do not agree to the percentages disclosed in Note 13.

Purchase Accounting, page 38

27. Please specifically discuss your pending acquisition of Solutia, including the significant judgments in determining the purchase price allocations and a sensitivity analysis regarding the impact of changes in the preliminary allocations. Please provide us with the disclosure you intend to include in your next periodic report.

Presentation of Non-GAAP Financial Measures, page 39

28. In future filings, please provide a reconciliation for each non-GAAP measure presented from the most comparable US GAAP measure in accordance with Item 10(e)(1)(i)(b) of Regulation S-K. In this regard, we note your reference to reconciliations in the first paragraph; however, the reconciliations were not provided.

29. In future filings, please disclose the reasons why you believe the presentation of these non-GAAP measures provides investors with useful information (i.e., why can investors better evaluate and analyze historical and future business trends when also considering these measures). Please refer to Item 10(e)(1)(i)(c) of Regulation S-K for guidance. Please provide us with the disclosures you intend to include in future filings.

Summary of Consolidated Results, page 42

30. In future filings, please include a discussion and analysis for gross profit as a percentage of sales for each period presented. In this regard, it is unclear from your current disclosures why the margin declined from 25% for fiscal year 2010 to 23% for fiscal year 2011, as the $17 million unplanned outage costs is 0.02% of sales.

Liquidity, Capital Resources, and Other Financial Information, page 53

31. We note that you are excluding the impact of the adoption of the amended accounting guidance for fiscal year 2010 and the tax payment for fiscal year 2011 from cash provided by operating activities and from free cash flows. Please tell us how you determined that the exclusion of the impact of the adoption of the amended accounting guidance and the tax payment from the presentation of free cash flows is consistent with the guidance in Item 10(e)(1)(ii)(a) of Regulation S-K. If you are able to demonstrate that the presentation is consistent with the guidance, please revise the title of these two non-GAAP measures throughout your document. Please refer to Item 10(e)((1)(ii)(e) of Regulation S-K. Also, refer to your stated definition of free cash flows on page 40.

32. We note that trade receivables, net is 27.5% of total current assets and has materially impacted operating cash flows. As such, please provide investors with a discussion and

analysis of the composition of accounts and notes receivable for each period presented (i.e., the portion that is no longer considered current) in future filings to provide investors with a better understanding about the collectibility. Please also disclose the measure used by management to monitor accounts receivable, such as days sales outstanding, along with a discussion and analysis of this measure. Please refer to Item 303(a)(1) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance.

33. In future filings, please provide investors with a discussion and analysis of the realizability of inventories, as it is 33.8% of total current assets and grew by 28%, where as fourth quarter of fiscal year 2011 sales grew by 17.8%. As part of your analysis, please provide the measure management uses to monitor inventories, such as a turnover ratio. Please refer to Item 303(a)(1) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance.

34. In future filings, please disclose the amount of borrowings available under your credit facility and A/R facility as of the most recent balance sheet date without violating any of your covenants.

35. You state on page 56 that you contributed $102 million to your US pension plans in 2011, compared to $35 million in 2010 and $181 million in 2009. As the pension contribution had a material impact on your operating cash flows, please clarify whether these amounts represent the minimum required payments. To the extent that you have made contributions in excess of the minimum requirement, please explain to investors why and how this payment is expected to impact future cash flows. Please also disclose the minimum required payment for the next fiscal year along with your anticipated contribution for the next fiscal year.

1. Significant Accounting Policies, page 72

Financial Statement Presentation, page 72

36. We note your disclosure on page 27 that you have a 51 percent share in each of the Genovique Specialties Wuhan Youji Chemical Co., Ltd. and Qilu Eastman Specialty Chemical Ltd. joint ventures. However, you have not separately presented noncontrolling interest on the face of your consolidated financial statements. Please confirm to us that noncontrolling interest is immaterial to your consolidated financial statements, or confirm that you will separately present these amounts in future filings.

1. Significant Accounting Policies, page 72
Depreciation, page 73

37. In future filings, please breakout the machinery and equipment line item into smaller and more meaningful components, as the range of useful lives for this line item is very broad (i.e., 3 to 33 years). Please separately disclose the range of useful lives for each new

category presented. For categories that still have very broad range of useful lives, you should separately discuss the types of assets that fall in each part of the range.

Impairment of Long-Lived Assets, page 73

38. Please disclose the level you assess impairment of your long-lived assets. Please refer to ASC 360-10-35-23 – 35-25 and example 4 of ASC 360-10-55-35 for guidance.

39. Define the reporting unit level at which you test goodwill for impairment. Please refer to ASC 350-20-35-33 – 35-38 for guidance.

13. Retirement Plans, page 90

40. We note your disclosure on page 94 that the fair value of plan assets for non-U.S. pension plans was $276 million, or 21.6% of total plan assets as of December 31, 2011. We further note that the estimated long term rate of return for your U.S. pension plans is 8.44% versus 6.44% for your non-U.S. pension plans. As such, please provide us with your assessment of the guidance in ASC 715-20-50-4 for providing the disclosure required by ASC 715-20-50-1 for your non-U.S. pension plans separately from your U.S. pension plans.

14. Commitments, page 97
Guarantees, page 98

41. In future filings, please provide the disclosures required by ASC 460-10-50-4 for your other guarantees. Please provide us with the disclosure you intend to include in your next periodic report.

16. Legal Matters, page 99

42. We note your disclosure for your lawsuits, claims, investigations and proceedings, in which you note that adverse developments could negatively impact earnings or cash flows in a particular future period. As such, please disclose an estimate of the amount or range of reasonably possible loss in excess of amounts already accrued, or state that such an estimate cannot be made. Please refer to ASC 450-20-50. If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure, and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of loss would be for those reasonably possible outcomes. Please include your proposed disclosures in your response.

22. Segment Information, page 108

43. We note your descriptions of the various product lines within each of your reportable segments within Item 1 (e.g., polymers, resins, solvents, acetate tow, acetate yarn, acetyl chemical products, olefin-based chemistries, acetyl-based chemistries, performance chemicals, complex organic molecules, specialty copolyesters, and cellulosics). Further, it appears from your discussion and analysis in MD&A and your conference calls with analysts that there are different markets and customers for your product lines and therefore differing trends for your products. In future filings, please disclose revenues for each of your product lines in accordance with ASC 280-10-50-40. Please provide us with the disclosures you intend to present in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jenn Do, Staff Accountant, at 202-551-3743, or Tracey Smith, Staff Accountant, at 202-551-3736 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442, or Era Anagnosti, Staff Attorney, at 202-551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti, for

Pamela Long
Assistant Director

cc: Mark Hanson, Esq. (*via E-mail*)
        Jones Day